Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF HAILIANG EDUCATION GROUP INC. May 24, 2018 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement, Proxy Card are available at—{Insert web address where material will be hosted} Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM on May 21, 2018. Please detach along perforated line and mail in the envelope provided. 00033333330000000000 7 052418 This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals: PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. FOR AGAINST ABSTAIN 1. To re-elect Mr. Ming Wang as a director of the Company to hold office until the next annual general meeting; 2. To re-elect Mr. Cuiwei Ye as a director of the Company to hold office until the next annual general meeting; 3. To re-elect Mr. Leqiang (Ken) He as a director of the Company to hold office until the next annual general meeting; 4. To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting; 5. To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting; 6. To authorize the Board of Directors to fix the remuneration of the directors; and 7. To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending June 30, 2018, and to authorize the Board of Directors to fix their remuneration This proxy should be marked, dated and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign. . Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF HAILIANG EDUCATION GROUP INC. May 24, 2018 PROXY VOTING INSTRUCTIONS INTERNET—Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE—Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy COMPANY NUMBER card available when you call. Vote online/phone until 11:59 PM EST on May 20, 2018. MAIL—Sign, date and mail your proxy card in the ACCOUNT NUMBER envelope provided so that your vote is received on or before 10 AM on May 21, 2018. GO GREEN—e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. 00033333330000000000 7 052418 This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals: PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x FOR AGAINST ABSTAIN 1. To re-elect Mr. Ming Wang as a director of the Company to hold office until the next annual general meeting; 2. To re-elect Mr. Cuiwei Ye as a director of the Company to hold office until the next annual general meeting; 3. To re-elect Mr. Leqiang (Ken) He as a director of the Company to hold office until the next annual general meeting; 4. To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting; 5. To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting; 6. To authorize the Board of Directors to fix the remuneration of the directors; and 7. To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending June 30, 2018, and to authorize the Board of Directors to fix their remuneration This proxy should be marked, dated and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign. . JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.